UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________

Form 10-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-28820

_____________________________________________

JONES SODA CO.

(Exact name of registrant as specified in its charter)

Washington	52-2336602
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

66 South Hanford Street, Suite 150

Seattle, WA 98134

(Address of principal executive offices)

(206) 624-3357

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐     No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by checkmark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒      No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company. indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☒

The aggregate market value of the registrant’s common stock held by non-affiliates as of June 30, 2018, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $10,654,000 using the closing price on that day of $0.28.

As of March 1, 2019, there were 41,575,861 shares of the registrant's common stock issued and outstanding.

Documents Incorporated By Reference:

The information required by Part III of this Report, to the extent not set forth herein, is incorporated in this Report by reference to the registrant's definitive proxy statement relating to its 2019 annual meeting of shareholders. The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the 2018 fiscal year.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the “Amendment”) amends Jones Soda Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), as filed with the Securities and Exchange Commission on March 22, 2019.  This Amendment is being filed solely to amend the Report of Independent Registered Public Accounting Firm (the “Audit Report”) contained in Item 8 of the Form 10-K to include a paragraph regarding the Company’s ability to continue as a going concern (the “Omitted Paragraph”) that was inadvertently omitted from the version of the Audit Report filed with the Form 10-K. Although the Omitted Paragraph was inadvertently omitted from the Audit Report, the information included in the Omitted Paragraph is disclosed and discussed elsewhere in the Form 10-K, including in the financial statements (and notes thereto) contained in Item 8 of the Form 10-K.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Item 8 of the Form 10-K in this Amendment. However, there have been no changes to the text of such item other than the change stated in the immediately preceding paragraph to include the Omitted Paragraph. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Form 10-K.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 10-K or reflect any events that have occurred after the filing of the original Form 10-K.

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 10-K to “we,” “us,” “our,” “Jones,” “Jones Soda,” and the “Company” are to Jones Soda Co., a Washington corporation, and our wholly-owned subsidiaries Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc.

In addition, unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “Jones Soda” refer to our premium beverages, including Jones® Soda and Lemoncocco® sold under the trademarked brand name “Jones Soda Co.®”

ITEM 8.FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Jones Soda Co.

Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jones Soda Co. and subsidiaries (the “Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses from operations and negative cash flows from operating activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/S/ PETERSON SULLIVAN LLP

We have served as the Company's auditor since 2010.

Seattle, Washington

March 22, 2019

JONES SODA CO.

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
	(In thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$991	$397
Accounts receivable, net of allowance for doubtful accounts of $40 and $7	1,362	1,247
Inventory	1,349	1,557
Prepaid expenses and other current assets	245	141
Total current assets	3,947	3,342
Fixed assets, net of accumulated depreciation of $489 and $568	88	39
Other assets	33	8
Total assets	$4,068	$3,389
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,058	$949
Line of credit	428	858
Accrued expenses	614	626
Taxes payable	-	1
Total current liabilities	2,100	2,434
Convertible subordinated notes payable, net	2,528	-
Accrued interest expense	135	-
Deferred rent	8	12
Shareholders’ equity (deficit):
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 41,464,373 shares	53,822	53,822
Additional paid-in capital	9,389	8,861
Accumulated other comprehensive income	296	391
Accumulated deficit	(64,210)	(62,131)
Total shareholders’ equity (deficit)	(703)	943
Total liabilities and shareholders’ equity (deficit)	$4,068	$3,389

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2018	2017
	(In thousands, except per share data)
Revenue	$12,558	$13,345
Cost of goods sold	9,822	10,321
Gross profit	2,736	3,024
Operating expenses:
Selling and marketing	2,492	2,123
General and administrative	2,071	2,014
	4,563	4,137
Loss from operations	(1,827)	(1,113)
Interest expense	(271)	(75)
Other income (expense), net	43	(60)
Loss before income taxes	(2,055)	(1,248)
Income tax expense, net	(24)	(23)
Net loss	$(2,079)	$(1,271)

Net loss per share - basic and diluted	$(0.05)	$(0.03)
Weighted average basic and diluted common shares outstanding	41,464,373	41,420,603

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2018	2017
	(In thousands)
Net loss	$(2,079)	$(1,271)
Other comprehensive income (loss):
Foreign currency translation adjustment	(95)	172
Total comprehensive loss	$(2,174)	$(1,099)

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2018 and 2017

	Common Stock
	Number	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	(In thousands, except share amounts)
Balance, December 31, 2016	41,340,727	$53,772	$8,674	$219	$(60,860)	$1,805
Exercise of stock options	123,646	50	—	—	—	50
Stock-based compensation	—	—	187	—	—	187
Net loss	—	—	—	—	(1,271)	(1,271)
Other comprehensive income	—	—	—	172	—	172
Balance, December 31, 2017	41,464,373	53,822	8,861	391	(62,131)	943
Beneficial conversion feature on convertible debt Issuance	—	—	350	—	—	350
Stock-based compensation	—	—	178	—	—	178
Net loss	—	—	—	—	(2,079)	(2,079)
Other comprehensive loss	—	—	—	(95)	—	(95)
Balance, December 31, 2018	41,464,373	$53,822	$9,389	$296	$(64,210)	$(703)

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2017
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(2,079)	$(1,271)
Adjustments to reconcile net loss to net cash used
in operating activities:
Gain on insurance claim	(36)	-
Depreciation and amortization	123	13
Stock-based compensation	178	187
Change in allowance for doubtful accounts	33	(6)
Inventory write-offs	-	275
Changes in operating assets and liabilities:
Accounts receivable	(197)	1,072
Inventory	190	38
Prepaid expenses and other current assets	(107)	2
Other assets	(25)	-
Accounts payable	114	(102)
Accrued expenses	108	(219)
Taxes payable	(2)	(26)
Other liabilities	(4)	-
Net cash used in operating activities	(1,704)	(37)
INVESTING ACTIVITIES:
Purchase of fixed assets	(77)	(26)
Proceeds from insurance claim on property damage	36	-
Net cash used in investing activities	(41)	(26)
FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes, net	2,783	-
Repayments on line of credit	(430)	(347)
Proceeds from exercise of stock options	-	50
Net cash provided by (used in) financing activities	2,353	(297)
Net increase (decrease) in cash and cash equivalents	608	(360)
Effect of exchange rate changes on cash	(14)	24
Cash and cash equivalents, beginning of period	397	733
Cash and cash equivalents, end of period	$991	$397
Supplemental disclosure:
Cash paid during period for:
Interest	$41	$69
Income taxes	25	27
Supplemental disclosure of non-cash transactions:
Beneficial conversion feature on convertible notes	$350	$-

See accompanying notes to consolidated financial statements.

JONES SODA CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

1. Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which it sells and distributes primarily in the United States and Canada through its network of independent distributors and directly to its national and regional retail accounts.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (Subsidiaries).

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the Securities and Exchange Commission (SEC) rules and regulations applicable to financial reporting. The consolidated financial statements include our accounts and accounts of our wholly owned subsidiaries. All intercompany transactions between us and our subsidiaries have been eliminated in consolidation.

Liquidity

As of December 31, 2018 and 2017, we had cash and cash-equivalents of approximately $991,000 and $397,000, respectively, and working capital of approximately $1.8 million and $908,000, respectively. Net cash used in operations during fiscal years 2018 and 2017 totaled $1,704,000 and $37,000, respectively. Net cash used in operations increased primarily due to timing of receivables along with our larger net loss for 2018.  Cash flows vary throughout the year based on seasonality.

The Company has experienced recurring losses from operations and negative cash flows from operating activities.  This situation creates uncertainties about the Company’s ability to execute its business plan, finance operations, and initially indicates substantial doubt about the Company’s ability to continue as a going concern.

We continue to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs.  Therefore, currently, based upon the Company’s near term anticipated level of operations and expenditures, management believes that cash on hand, excluding cash available under the Company’s line of credit, is not sufficient to enable the Company to fund operations for twelve months from the date the financial statements included in this Report are issued.  Our line of credit is not included in this assessment due to the ability of the bank to terminate the line of credit upon 120 days’ notice as discussed in Note 6 below.  In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations.  The consolidated financial statements included in this Report do not give effect to any adjustments which will be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

We have an amended and restated revolving secured credit facility (the “Loan Facility”) with CapitalSource Business Finance Group. The Loan Facility currently allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of December 31, 2018, our eligible borrowing base was approximately $1.5  million before adjustments, for which we had an outstanding balance of $428,000. We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Use of estimates

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

We consider all highly liquid short-term investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, receivables, and payables approximate fair value due to the short-term maturity of these instruments. The carrying value of the line of credit approximates fair value (determined based on level 3 inputs in the fair value hierarchy) because the interest rate is reflective of the rate we could obtain on debt with similar terms. During the first half of 2018, we issued an aggregate principal amount of $2,920,000 of convertible subordinated promissory notes ( the “Convertible Notes”). The fair value of Convertible Notes was approximately $2,846,000 as December 31, 2018. The fair value of Convertible Notes was estimated using a discounted cash flow analysis based on current market interest rates, which represent level 3 inputs in the fair value hierarchy.

Accounts receivable

Our accounts receivable balance primarily includes balances from trade sales to distributors and retail customers. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for doubtful accounts based primarily on historical write-off experience. Account balances that are deemed uncollectible, are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $40 and $7 as of December 31, 2018 and 2017, respectively, are netted against accounts receivable. Changes in accounts receivable are primarily due to the timing and magnitude of orders of products, the timing of when control of products is transferred to distributors and the timing of cash collections.

Activity in the allowance for doubtful accounts consists of the following for the years ended December 31 (in thousands):

	2018	2017
Balance, beginning of year	$7	$13
Net charges to bad debt expense	33	1
Write-offs	-	(7)
Balance, end of year	$40	$7

As of December 31, 2018, three customers made up 30% of our outstanding accounts receivable. As of December 31, 2017, two customers made up 31% of our outstanding accounts receivable.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value and include adjustments for estimated obsolete or excess inventory. Cost is based on actual cost on a first-in first-out basis. Prior to our adoption of Accounting Standard Update (“ASU”) ASU 2015-11 (“ASU 2015-11”) at the beginning of the first quarter of 2017, inventory was valued at the lower of cost or market. The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements. Raw materials that will be used in production in the next twelve months are recorded in inventory. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold and totaled $6,000 as of December 31, 2018. The provision for obsolete inventory for the year ended December 31, 2017 amounted to $275,000 as a result of discontinuing our Jones Stripped product line, raw materials related to our de-listed can offering and the discontinuation of other non-core products.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and depreciated on the declining balance basis over the estimated useful lives of the assets as follows:

Asset	Rate
Equipment	20% to 30%
Vehicles and office and computer equipment	30%

Impairment of long-lived assets

Long-lived assets, which include fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value of the assets is estimated using the higher of discounted future cash flows of the assets or estimated net realizable value. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows when evaluating for impairment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Foreign currency translation

The functional currency of our Canadian subsidiary is the Canadian dollar. We translate assets and liabilities related to these operations to U.S. dollars at the exchange rate in effect at the date of the consolidated balance sheet; we convert revenues and expenses into U.S. dollars using the average monthly exchange rates. Translation gains and losses are reported as a separate component of accumulated other comprehensive income. Transaction gains and losses arising from the transactions denominated in a currency other than the functional currency are included in other expense, net in the accompanying consolidated statement of operations. Net transaction gains were $7,000 for 2018 and net transaction losses were  $5,000 for 2017.

Revenue recognition

The Company recognizes revenue under ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” (“ASC 606”).    The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

See Note 12, Segment information, for information on revenue disaggregated by geographic area.

Because the Company’s agreements generally have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders, and are included in revenue, and totaled $163,000 and $185,000 for the years ended December 31, 2018 and 2017, respectively. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts, slotting fees payable by us to retailers to stock our products and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts, slotting fees and promotional allowances vary the consideration the Company is entitled to in exchange for the sale of products to distributors. The Company estimates these discounts, slotting fees and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The liability for promotional allowances is included in accrued expenses on the consolidated balance sheets. Amounts paid for slotting fees are recorded as prepaid expenses on the consolidated balance sheets and amortized over the corresponding term. For each of the years ended December 31, 2018 and 2017, our revenue was reduced by approximately $1.5 million, for slotting fees and promotion allowances.

All sales to distributors and customers are generally final. In limited instances the Company may accept returned product due to quality issues or distributor terminations and in such situations the Company would have variable consideration. To date, returns have not been material. The Company’s customers generally pay within 30 days from the receipt of a valid invoice. The Company offers prompt pay discounts of up to 2% to certain customers typically for payments made within 15 days. Prompt pay discounts are estimated in the period of sale based on experience with sales to eligible customers. Early pay discounts are recorded as a deduction to the accounts receivable balance presented on the consolidated balance sheets.

Advertising costs

Advertising costs, which also include promotions and sponsorships, are expensed as incurred. During the years ended December 31, 2018 and 2017, we incurred advertising costs of $641,000 and $661,000, respectively.

Derivative financial instruments

We evaluate our financial instruments such as convertible notes to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.

Income taxes

We account for income taxes by recognizing the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events at enacted tax rates that have been recognized in our financial statements or tax returns. We perform periodic evaluations of recorded tax assets and liabilities and maintain a valuation allowance, if considered necessary. The determination of taxes payable for the current year includes estimates. We believe that we have appropriate support for the income tax positions taken, and to be taken, on our tax returns and that our accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. No reserves for an uncertain income tax position have been recorded for the years ended December 31, 2018 or 2017.

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted earnings per share is computed by adjusting the weighted average number of common shares by the effective net exercise or conversion of all dilutive securities. In 2018 and 2017, due to the net loss, outstanding stock options amounting to 3,825,083 and 4,016,653 as well as 9,547,897 and zero shares issuable upon the conversion of the Convertible Notes at December 31, 2018 and 2017, respectively, were anti-dilutive.

Comprehensive loss

Comprehensive loss is comprised of net loss and translation adjustments. We do not provide income taxes on currency translation adjustments, as the historical earnings from our Canadian subsidiary is considered to be indefinitely reinvested.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Deferred financing costs

We defer costs related to the issuance of debt which are included on the accompanying balance sheets as a deduction from the debt liability. Deferred financing costs are amortized over the term of the related loan and are included as a component of interest expense on the accompanying consolidated statements of operations.

Recent accounting guidance

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-11 (“ASU 2017-11”), which allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. As a result, financial instruments with down round features are no longer classified as liabilities and embedded conversion options with down round features are no longer bifurcated. For equity-classified freestanding financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion options that have down round features, an entity will recognize the intrinsic value of the feature only when the feature becomes beneficial. The guidance in ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We early adopted ASU 2017-11 effective January 1, 2018, without a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 - Revenue Recognition (“ASC 605”) and most industry-specific guidance throughout ASC 605. The FASB has issued numerous updates that provide clarification on a number of specific issues as well as requiring additional disclosures. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. We adopted ASC 606 effective January 1, 2018, using the full retrospective approach. The adoption of ASU 2014-09 did not have a material impact on our consolidated financial position, results of operations, equity or cash flows and there were no other significant changes impacting the timing or measurement of our revenue or business processes and controls.

In February 2016, the FASB issued ASU No. 2016-02, Leases: Topic 842 (“ASU 2016-2”), which replaces existing lease guidance. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-2 is effective for us beginning January 1, 2019. Early adoption is permitted. While we expect adoption to lead to an increase in the assets and liabilities recorded on our balance sheets, we are still evaluating the overall impact that the adoption of ASU 2016-2 will have on our consolidated financial statements.

 In July 2018, the FASB issued ASU 2018-11 Leases (Topic 842), Targeted Improvements. With this ASU, the FASB decided to provide another transition method in addition to the existing transition method by allowing entities to initially apply ASU 2016-02 at the adoption date (January 1, 2019 for the Company) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. An entity that elects this additional (and optional) transition method must provide the required Topic 840 disclosures for all periods that continue to be in accordance with Topic 840. The amendments do not change the existing disclosure requirements in Topic 840 (for example, they do not create interim disclosure requirements that entities previously were not required to provide). We will apply this new transition method upon adoption of ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses (“ASU 2016-13”), which changes the impairment model for most financial instruments, including trade receivables from an incurred loss method to a new forward-looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU is effective for us in the first quarter of 2020 and must be adopted using a modified retrospective transition approach. We are currently evaluating the potential impact that the adoption of ASU 2016-13 will have on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This ASU was effective for us in the first quarter of 2018 with early adoption permitted and must be applied retrospectively to all periods presented. We adopted ASU 2016-15 during 2018 without a material impact on our consolidated financial statements.

2. Inventory

Inventory consisted of the following as of December 31 (in thousands):

	2018	2017
Finished goods	$948	$1,106
Raw materials	401	451
	$1,349	$1,557

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3. Fixed Assets

Fixed assets consisted of the following as of December 31 (in thousands):

	2018	2017
Vehicles	$363	$393
Leasehold improvements and equipment	181	181
Office and computer equipment	33	33
	577	607
Accumulated depreciation	(489)	(568)
	$88	$39

4. Accrued Expenses

Accrued expenses consisted of the following as of December 31 (in thousands):

	2018	2017
Employee benefits	$80	$67
Selling and marketing	317	303
Other accruals	217	256
	$614	$626

5. Convertible Subordinated Notes Payable

On March 23, 2018, and April 18, 2018, we issued and sold an aggregate principal amount of $2,920,000 of convertible subordinated promissory notes (the “Convertible Notes”) to institutional investors, our management team, and other individual accredited investors.

The Convertible Notes have a four-year term from the date of issuance and bear interest at 6% per annum until maturity. The holders can convert the Convertible Notes at any time into the number of shares of our common stock equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on such Convertible Note by (ii) $0.32 (the “Conversion Price”). The Conversion Price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share. No payments of principal or interest are due until the maturity.

The Convertible Notes are subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness, which is defined as amounts due in connection with our indebtedness for borrowed money to banks, commercial finance lenders (including CapitalSource), or other lending institutions regularly engaged in the business of lending money, with certain restrictions.

The fair value of our common stock on the March 23, 2018, closing date for the issuance of the Convertible Notes was $0.36 per share, therefore, the Convertible Notes contained a beneficial conversion feature with an aggregate intrinsic value of $350,000. The fair value of our common stock on the April 18, 2018, closing date for the issuance of the Convertible Notes was $0.30 per share, which did not result in an additional beneficial conversion feature. The resulting debt discount for the Convertible Notes issued on March 23, 2018 is presented as a direct deduction from the carrying value of the Convertible Notes and was recorded with an increase to additional paid-in capital. The discount along with the related closing costs amounting to $137,000 will be amortized through interest expense over the term of the Convertible Notes. The balance of notes payable is presented net of unamortized discounts amounting to $392,000 at December 31, 2018. The principal balance of notes payable to related parties amounted to $120,000 at December 31, 2018.

Principal payments are as follows for the years ending December 31 (in thousands):

2019	$-
2020	-
2021	-
2022	2,920
$2,920

6.  Line of Credit

We have an amended and restated revolving secured credit facility (the “Loan Facility”) with CapitalSource Business Finance Group (previously known as BFI Business Finance).

Under this Loan Facility, we may periodically request advances equal to the lesser of: (a) $3.2 million, or (b) the Borrowing Base which is, in the following priority, the sum of: (i) 85% of eligible U.S. accounts receivable, plus (ii) 50% of eligible Canadian accounts receivable not to exceed $300,000 (subject to any reserve amount established by CapitalSource), plus (iii) 35% of finished goods inventory not to exceed $475,000 or 50% of eligible accounts receivable collateral.  The Loan Facility currently allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of December 31, 2018, our eligible borrowing base was approximately $1.5  million before adjustments, for which we had an outstanding balance of $428,000.

Advances under the Loan Facility bear interest at the prime rate plus 0.75%, where prime may not be less than 0% (resulting in an interest rate of 6.25% as of December 31, 2018), and a loan fee of 0.10% on the daily loan balance is payable monthly. The Loan Facility provides for a minimum cumulative amount of interest of $30,000 per year to be paid to CapitalSource, regardless of whether or not we draw on the Loan Facility. CapitalSource has the right to terminate the Loan Facility at any time upon 120 days’ prior written notice. All present and future obligations of the Subsidiaries arising under the Loan Facility are guaranteed by us and are secured by a first priority security interest in all of our assets. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of December 31, 2018, we were in compliance with all covenants under the Loan Facility.

7.  Lease Obligations

We currently lease approximately 6,500 square feet of retail/office space in Seattle, Washington for our principal executive and administrative offices. The term of the lease is five years expiring February 2020 with an option to extend for additional one-year terms, indefinitely.

As of December 31, 2018, our scheduled lease payments excluding management fees and other operational expenses were as follows (in thousands):

2019	$106
2020	18
$124

During the years ended December 31, 2018 and 2017, we incurred rental expenses of $135,000 and $139,000 respectively.

8.Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (the “Plan”), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the least of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the Board), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. Effective January 1, 2018, the total number of shares of common stock authorized under the Plan was 10,784,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted at the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25.0% cliff vesting one year from the grant date and monthly thereafter. As of December 31, 2018, there were 4,800,562 shares of unissued common stock authorized and available for future awards under the Plan.

(a)	Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2018	4,016,653	$0.54
Options granted	397,000	0.37
Options cancelled/expired	(588,570)	0.80
Balance at December 31, 2018	3,825,083	$0.48
Exercisable, December 31, 2018	3,102,607	$0.48
Vested and expected to vest	3,645,058	$0.48

The following table summarizes information about stock options outstanding and exercisable under our stock incentive plans at December 31, 2018:

	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.25 to $0.50	3,049,333	6.62	$0.40	2,430,876	6.16	$0.39
$0.51 to $1.09	700,750	4.11	0.76	596,731	3.53	0.78
$1.10 to $2.99	75,000	2.37	1.20	75,000	2.37	1.20
	3,825,083	6.08	0.48	3,102,607	5.56	0.48
(b)	Restricted stock awards:

Effective as of January 1, 2018, equity compensation for non-employee director service is an annual restricted stock unit award that vests over one year, the number of shares underlying such award is determined by dividing $15,000 by the closing share price on the date of grant (which shall be the first business day in January in each calendar year); when joining the Board each  non-employee director shall receive an initial restricted stock unit award that vests over one year, the number of shares underlying such award be determined by dividing $15,000 by the Company’s closing stock price on the date of grant (which shall be the first trading day following the date on which such director is appointed), prorated based on the date on which such director is appointed.

A summary of our restricted stock activity is as follows:

	Restricted Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life
Non-vested restricted stock at January 1, 2018	-	$-	-
Granted	334,445	0.32	-
Cancelled/expired	(81,082)	0.37
Non-vested restricted stock at December 31, 2018	253,363	$0.31	9.4

In addition to the annual award in January, during August and December we granted an aggregate of 131,740 restricted stock units to three of our non-employee directors who were appointed to the board of directors in March, June and November of 2018, respectively.

(c)	Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At December 31, 2018, we had unrecognized compensation expense related to stock options and non-vested stock of $156,000 to be recognized over a weighted-average period of 1.8 years.

The following table summarizes the stock-based compensation expense (in thousands):

	Year ended December 31,
	2018	2017
Type of awards:
Stock options	$121	$187
Restricted stock	57	—
	$178	$187

Income statement account:
Selling and marketing	$56	$60
General and administrative	122	127
	$178	$187

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Year ended December 31,
	2018		2017
Expected dividend yield	—		—
Expected stock price volatility	67.0%		72.2%
Risk-free interest rate	2.6%		1.9%
Expected term (in years)	5.6	years	5.3	years
Weighted-average grant date fair-value	$0.23		$0.28

During the year ended December 31, 2018,  no material modifications were made to outstanding stock options.

The aggregate intrinsic value of stock options outstanding at December 31, 2018 and 2017 was zero and $56,000 and for options exercisable was zero and $54,000, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. The total intrinsic value of options exercised during the year ended December 31, 2017 was $10,000. The Company’s policy is to issue new shares upon exercise of options.

(d)	Employee Stock Purchase Plan:

In May 2007, our shareholders approved our 2007 Employee Stock Purchase Plan (ESPP) which allows eligible employees to acquire shares of our common stock at a discount. The ESPP included 300,000 shares available for issuance and expired unused during 2017 after its 10 year term.

9.Employee 401(k) Plan

We have a 401(k) plan whereby eligible employees who have completed one hour of service per month in three consecutive months of employment may enroll. Employees can elect to contribute up to 100% of their eligible compensation to the 401(k) plan subject to Internal Revenue Service’s limitations. As currently established, we are not required to make and have not made any contributions to the 401(k) plan during the years ended December 31, 2018 and 2017.

10.Commitments and Contingencies

Commitments

As of December 31, 2018, we continue to have commitments to various suppliers of raw materials (primarily sugar and glass). Purchase obligations under these commitments are expected to total $691,000 in 2019, with no current commitments thereafter.

Legal proceedings

We are or may be involved from time to time in various claims and legal actions arising in the ordinary course of business, including proceedings involving employee claims, contract disputes, product liability and other general liability claims, as well as trademark, copyright, and related claims and legal actions. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

11. Income Taxes

The provision for income taxes consisted of the following for the years ended December 31 (in thousands):

	2018	2017
Current
State	$2	$2
Foreign	22	21
Provision for income taxes	$24	$23

Loss before provision for income taxes was as follows for the years ended December 31 (in thousands):

	2018	2017
United States	$(2,143)	$(1,337)
Foreign	88	89
Total	$(2,055)	$(1,248)

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:

	2018	2017
Federal statutory rate	21.00%	34.00%
Effect of:
Permanent differences	(0.04)	(0.61)
State income taxes, net of federal benefit	(0.18)	0.54
Change in valuation allowance	(21.23)	(642.13)
Federal tax rate change	—	618.09
Repatriation on unremitted earnings	—	(12.68)
Other, net	(0.71)	0.91
Provision for income taxes	(1.16)%	(1.88)%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income taxes were as follows (in thousands):

	2018	2017
Deferred tax assets
Net operating loss carry forwards	$12,594	$12,080
Intangible assets	1	2
Stock-based compensation	256	281
Tax effected state benefit	973	973
Other	47	101
Total deferred tax asset	13,871	13,437
Valuation allowance	(13,871)	(13,437)
Net deferred tax asset	$—	$—

We continue to experience significant losses in our U.S. operations that are material to our decision to maintain a full valuation allowance against our net U.S. deferred tax assets. This is due to the fact that the relevant accounting guidance puts more weight on the negative objective evidence of cumulative losses in recent years than the positive subjective evidence of future projections of pretax income. For the years ended December 31, 2018 and December 31, 2017, the valuation allowance increased by $434,000 and decreased $7.4 million, respectively.

We continually analyze the realizability of our deferred tax assets, but we reasonably expect to continue to record a full valuation allowance on future U.S. tax benefits until we sustain an appropriate level of taxable income through improved U.S. operations and tax planning strategies.

On December 22, 2017, “H.R.1”, formerly known as the “Tax Cuts and Jobs Act”, was signed into law. Among other items, H.R.1 reduces the federal corporate tax rate to 21% from the existing maximum rate of 35%, effective January 1, 2018. As a result, the Company revalued its net deferred tax asset at the new lower tax rate resulting in a reduction to the value of the deferred tax asset before valuation allowance of $7.7 million.

H.R.1 also includes a Repatriation Transaction Tax on the net accumulated and previously untaxed earnings and profits of a U.S. taxpayer's foreign subsidiaries. As such, the Company no longer considers the undistributed earnings of its foreign subsidiaries to be permanently reinvested outside of the U.S. and reflected an increase to the provision for income tax of approximately $158,000 for the year ended December 31, 2017, as a result of the Repatriation Transaction Tax.

At December 31, 2018, we had net operating loss carry-forwards for income tax purposes in the United States of $59.2 million which expire at various times commencing in 2019.  We also had net operating loss carry-forwards for income tax purposes in the United States of $2.2 million that may be carried forward indefinitely. Net operating loss carry-forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code.

There are no uncertain tax positions to recognize as of December 31, 2018 and 2017.

The tax years that remain open to examination by the taxing authorities are 2014–2018, generally. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

12. Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Geographic information for the years ended December 31 is as follows (in thousands):

	2018	2017
Revenue:
United States	$9,520	$10,072
Canada	2,949	3,091
Other countries	89	182
Total revenue	$12,558	$13,345

Fixed assets:
United States	$88	$39
Other countries	—	—
Total fixed assets	$88	$39

During the years ended December 31, 2018 and 2017, three of our customers represented approximately 43% and 53%, respectively of revenues.

13. Selected Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2018 and 2017 is as follows (dollars in thousands, except per share data):

	Q1	Q2	Q3	Q4
2018 quarter:
Revenue	$2,837	$3,927	$3,454	$2,340
Gross profit	616	913	787	420
Loss from operations	(477)	(282)	(334)	(734)
Net loss	(469)	(363)	(425)	(822)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

	Q1	Q2	Q3	Q4
2017 quarter:
Revenue	$3,535	$3,933	$3,648	$2,229
Gross profit	853	1,061	899	211
Loss from operations	(174)	(35)	(163)	(741)
Net loss	(197)	(55)	(211)	(808)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.02)

Numbers may not sum due to rounding.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JONES SODA CO.
By:	/s/ Jennifer L. Cue
Jennifer L. Cue
President, Chief Executive Officer and Acting Principal Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K.

31.1

Certification by Jennifer L. Cue, Chief Executive Officer and Acting Principal Financial Officer, pursuant to Rule 13a-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

32.1

Certification by Jennifer L. Cue, Chief Executive Officer and Acting Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).